Gary B. Wolff, P.C.
COUNSELOR AT LAW	488 Madison Avenue Suite 1100 New York, New York 10022
Tel: (212) 644-6446 Fax: (212) 644-6498 Email: wolffpc@nyc.rr.com

Mail Spot 3561

July 28, 2010

Via Facsimile 703-813-6963

Erin Wilson

James Lopez

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Discount Dental Materials, Inc. (the “Company” or “Issuer”)

File No.: 333-166508

Dear Ms. Wilson and Mr. Lopez:

In accordance with our telephone conversation of July 27, 2010, we are enclosing herewith page proofs as same relate to:

1.

Cover page of Prospectus offering termination date;

2.

Revised draft of “Summary Executive Compensation Table” Section to conform to new SEC Release.

Additionally, and as per our aforementioned conversation, a Post Effective Amendment to the Issuer’s prior offering deregistering all shares registered thereunder has been filed.

Once you have reviewed the enclosed and assuming same is satisfactory, we will include these page proofs verbatim in Amendment 6.

If you have any questions or require anything further, please feel free to call me at 212-644-6446.

Sincerely,

/s/ Gary B. Wolff

Gary B. Wolff

Enclosures

cc:

Discount Dental Materials, Inc

The information contained in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion __, 2010

1,200,000 SHARES

COMMON STOCK

DISCOUNT DENTAL MATERIALS, INC.

Discount Dental Materials, Inc. is offering on a best-efforts basis a minimum of 400,000 and a maximum of 1,200,000 shares of its common stock at a price of $0.01 per share. The shares are intended to be sold directly through the efforts of R. Douglas Barton, our president. The intended methods of communication with potential investors include, without limitation, telephone and personal contacts. In offering the securities on our behalf, he will rely on the safe harbor from broker-dealer registration set out in Rule 3a4-1 under the Securities and Exchange Act of 1934. Mr. Barton will receive no commissions or other compensation for his efforts in selling the shares. There are no underwriting agreements with Mr. Barton or anyone else nor are there any sales agents.

The proceeds from the sale of the shares in this offering will be payable to Gary B. Wolff, P.C. - Escrow Account. All subscription funds will be held in a noninterest-bearing account pending the achievement of the Minimum Offering, and no funds shall be released to Discount Dental Materials, Inc. until such a time as the minimum proceeds are raised. If the minimum offering is not achieved within 180 days of the date of this prospectus and the offering period is not extended, all subscription funds will be returned to investors promptly without interest or deduction of fees. The Company shall have the right, in its sole discretion, to extend the initial offering period an additional 180 days.  If the offering period is extended and the minimum offering is not achieved by the end of the extension period, then all subscription funds will be returned to investors promptly without interest or deduction of fees. Neither the Company nor any subscriber shall receive interest no matter how long subscriber funds might be held. For more information, see the section of this prospectus entitled "Plan of Distribution."

The offering may terminate on the earlier of: (i) the date when the sale of all 1,200,000 shares is completed, (ii) anytime after the minimum offering of 400,000 shares of common stock is achieved, or (ii) 180 days from the effective date of this document, or any extension thereto, but in no event later than 360 days from the effective date of the Company’s Registration Statement of which this Prospectus is a part.

Summary Executive Compensation Table

The following table shows, for fiscal year ended November 30, 2009 and the period December 17, 2007 (inception) to November 30, 2008, compensation awarded to or paid to, or earned by, our Chief Executive Officer (the “Named Executive Officer”).

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Awards ($)	Securities Underlying Options SARs (#)	LTIP Payouts ($)	All Other Compensation ($)

R. Douglas Barton	2009	-0-	-0-	-0-	-0-	-0-	-0-	-0-
CEO	2008	-0-	-0-	9,000 (a)	-0-	-0-	-0-	-0-

(a) Consists of the issuance of founders' shares in exchange for the initial corporate formation and planning procedures performed by Mr. Barton.

There is no employment contract with our President at this time; nor are there any agreements for compensation in the future. Our President’s compensation has not been fixed or based on any percentage calculations. He has made all decisions determining the amount and timing of his compensation and has received the level of compensation each month that permitted us to meet our obligations. Mr. Barton’s compensation amounts will be more formalized if and when his annual compensation reaches $250,000.